UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PACIRA BIOSCIENCES, INC.
(Name of Subject Company)

PEACH PURCHASER SUB INC.
(Offeror)
A Wholly Owned Subsidiary of

VIATRIS INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

695127100
(CUSIP Number of Class of Securities)

Matthew J. Maletta
Chief Legal Officer
Viatris Inc.
1000 Mylan Boulevard
Canonsburg, Pennsylvania 15317
(724) 514-1800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:
Mark I. Greene
Aaron M. Gruber
Andrew M. Wark
Cravath, Swaine & Moore LLP
Two Manhattan West
375 Ninth Avenue
New York, NY 10001
(212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the U.S. Securities and Exchange Commission on October 30, 2026, by Peach Purchaser Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Viatris Inc., a Delaware corporation (“Viatris”), and Viatris. The Schedule TO relates to the tender offer (the “Offer”) by Purchaser for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Pacira BioSciences, Inc., a Delaware corporation (“Pacira”), for $36.50 per Share, to the seller thereof in cash, net of applicable withholding taxes and without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated October 8, 2026 (the “Merger Agreement”), among Pacira, Viatris and Purchaser.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Item 11.  Additional Information.

The Offer to Purchase dated October 30, 2026 (together with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing the sentence under the heading “Litigation” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase with the following:

“As of November 12, 2026, two purported stockholders of Pacira filed complaints regarding the Merger in the Supreme Court of the State of New York, County of New York, captioned: Carroll v. Pacira BioSciences, Inc., et al., Index No. 656215/2026, and Burke v. Pacira BioSciences, Inc., et al., Index No. 656243/2026 (together, the “Complaints”). The Complaints name as defendants Pacira and each member of the Pacira Board (the “Pacira Defendants”). The plaintiffs contend that the Schedule 14D-9 omitted or misrepresented material information regarding the Merger. The Complaints assert claims against all Pacira Defendants for negligent misrepresentation and concealment and for negligence under New York common law. The Complaints seek, among other relief: (i) preliminary and permanent injunctive relief preventing the consummation of the Transactions until the allegedly omitted information is disclosed; (ii) rescission or, alternatively, actual and punitive damages in the event the Transactions are consummated; and (iii) an award of plaintiffs’ fees and expenses, including attorneys’ and experts’ fees. The Pacira Defendants have not been served with the Complaints.

In addition to the Complaints, as of November 12, 2026, Pacira has received fifteen demand letters (the “Demand Letters”), including two draft complaints, which generally seek that certain information allegedly omitted from the Schedule 14D-9 be disclosed.

The Pacira Defendants intend to vigorously defend these actions and believe that the disclosures in the Schedule 14D-9 comply fully with applicable law. Viatris cannot predict the outcome of, or estimate the possible loss or range of loss from, these matters. It is possible that additional or similar complaints or demand letters may be filed against, or received by, Pacira, the Pacira Board, Viatris and/or Purchaser or that the Complaints or the Demand Letters will be amended. If such additional complaints are filed or demand letters received, or such amendments are filed or received, absent new or different allegations that are material, Pacira, Viatris and/or Purchaser will not necessarily announce such additional complaints or demand letters.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIATRIS INC.
By	/s/ Matthew J. Maletta
	Name:	Matthew J. Maletta
	Title:	Chief Legal Officer
	Date:	November 12, 2026

PEACH PURCHASER SUB INC.
By	/s/ Michael Rainerman
	Name:	Michael Rainerman
	Title:	President
	Date:	November 12, 2026

[Signature Page to Amendment No. 1 to Schedule TO-T/A]